Exhibit 99.4

E-mail to Managers from Chief Financial Officer

Communication Guidelines for Proposed Option Exchange Program

To: Corporate Officers, Vice Presidents and Directors of Operations

Today we announced our intention to seek shareholder approval for an option exchange program.  You should have received an email from Steve Wagenheim earlier today with the announcement and some additional information and an FAQ attached.

Assuming that we receive the necessary shareholder approval at our 2011 special meeting of shareholders, we will provide you and affected employees an update.  Once we set a launch date for the option exchange, we will provide further information on the exchange and will hold a session with employees to provide them the information needed to make their decisions as to whether to participate and the details of how to do so.

You should know that option exchanges are governed by SEC rules and regulations.  Accordingly, we are required to file with the SEC all written and recorded information provided on the exchange.  Since you are a manager, you will likely be asked questions by other employees or outside constituents.  Communications between you and employees or outside constituents are subject to these SEC requirements.

Please use the communication guidelines below when responding to questions and comments.  Failure to do so could result in Granite City having to take a series of complicated (and expensive) corrective actions.  I am asking for your strict adherence to the requirements below:

•                                          Prior to the commencement of the exchange program: do not guarantee that the exchange program will start by any given date.  The decision of when to begin the exchange program will be made by our board of directors.

•                                          Do not answer a question via email or by leaving a voicemail.  SEC rules require us to file all written and recorded communications made on behalf of Granite City about the exchange program with the SEC.  SEC filings are expensive (so we want to minimize the number of filings we have to make).  If incorrect information is given to employees or outside constituents (or some employees or outside constituents are given additional information that no one else has), we will have to take a series of complicated (and expensive) corrective steps.

•                                          If you forget and leave a voicemail or send an email, please immediately contact me or Monica Underwood.

•                                          Once the actual offer document is filed with the SEC (and the option exchange program begins), do not give any advice about whether someone should participate in the program.

•                                          Answer questions only by referring people to our proxy statement, Steve’s email to all employees, the additional information attached to his email and the option exchange FAQ.  Once the actual offer document is filed with the SEC, there will be more information available that employees can reference.

•                                          If someone asks a question that is not covered by the materials we have provided, please refer them to me or Monica Underwood.

If you have any questions, please contact me or Monica Underwood.

I want to thank you for your attention to this important issue.  The option exchange is an important opportunity for our employees, and I am counting on each of you to follow these requirements as we navigate the process.

Sincerely,

/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer

Key legal disclosure

The Option Exchange Program has not yet commenced.  Granite City will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program, including the interests of our executive officers in the Option Exchange Program.

In connection with the proposal to be voted on by Granite City’s shareholders to authorize the Option Exchange Program, Granite City has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement.  Granite City’s shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program.

Granite City’s shareholders and option holders will be able to obtain the written materials described above and other documents filed by Granite City with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, shareholders and option holders may obtain free copies of the documents filed by Granite City with the SEC by directing a written request to: Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, Attention: Monica A. Underwood.